April 30, 2010

Mr. Sonny Oh
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re: Gabelli Capital Asset Fund (the "Fund"), a series of Gabelli Capital Series Funds, Inc. (the "Company")
         Post-Effective Amendment No. 18 on Form N-1A
         (Securities Act File No. 33-61254/Investment Company Act
         File No. 811- 07644)

Dear Mr. Oh:

         This letter responds to Staff comments communicated by telephone on April 12, 2010, with respect to the Post-Effective Amendment No. 18 ("PEA No. 18") to the Registration Statement on Form N-1A of the Company that was filed with the Securities and Exchange Commission (the "SEC") on February 26, 2010 (accession number 0000950123-10-017801).

         The Company's responses to the Staff comments are reflected below. The Company has restated the substance of the Staff comments for ease of reference.

         COMMENT #1-GENERAL: You requested that the Fund add the necessary legend disclosure if the Fund intends to utilize a summary prospectus.

                  RESPONSE #1: A summary prospectus will not be utilized at this time and therefore the legend has not been added.

         COMMENT #2-FACING PAGE: You requested that the Fund disclose the date of the proposed public offering and the title of the securities being registered to the facing page of Form N-1A.

                  RESPONSE #2: The Company has added the requested disclosure.

         COMMENT #3(A)-FRONT AND BACK COVER PAGES: You requested that the Fund disclose the classes of shares of the Fund on the front cover page, if applicable.

                  RESPONSE #3(A): The Fund does not have different classes of shares and therefore no additional disclosure is necessary.

         COMMENT #3(B)-BACK COVER PAGE: You requested that the Fund disclose on the back cover the specific internet address where shareholders can obtain free copies of the Fund's annual/semi-annual reports and Statement of Additional Information (`SAI").

                  RESPONSE #3(B): The Company has added the following website to the back cover page as the internet address where shareholders can obtain free copies of the Fund's annual/semi-annual reports and SAI: www.gabelli.com/CapitalAssetFund.

         COMMENT #3(C)-BACK COVER PAGE: You requested that the Fund disclose additional information regarding the Public Reference Section of the SEC pursuant to Item 1(b)(3) of Form N-1A.

                  RESPONSE #3(C): The Company has added the following after the first bullet on the Back Cover page: "For information on the operation of the Public Reference Section call 202-551-8090."

         COMMENT #4-FEES AND EXPENSES OF THE FUND: You requested that a shareholder fees table be added to the prospectus.

                  RESPONSE #4: The Company has added the following Shareholder Fees table:

                  SHAREHOLDER FEES (fees paid directly from your investment):

                  There are no Shareholder Fees.

         COMMENT #5(A)-PORTFOLIO TURNOVER: You requested that the Fund delete the third sentence of the Portfolio Turnover section.

                  RESPONSE #5(A): The Company has deleted the third sentence of the Portfolio Turnover section.

         COMMENT #5(B)-PORTFOLIO TURNOVER: You requested that if the Portfolio Turnover is greater than 100%, to add risk disclosure regarding "Active Trading Risk".

                  RESPONSE #5(B): The Portfolio Turnover rate during the Fund's most recent fiscal year was 12.06% of the average value of its portfolio, and therefore no additional risk disclosure was added.

         COMMENT #6(A)-PRINCIPAL INVESTMENT STRATEGIES: You requested that the language in the summary section of the prospectus under "Principal Investment Strategies" be a summary that is based on and corresponds to the disclosure in the statutory section of the prospectus.

                  RESPONSE #6(A): The Company has replaced the first sentence of the first paragraph under "Principal Investment Strategies" with the following sentence:

                  The Fund invests primarily in equity securities (common stock, preferred stock, and securities that may be converted at a later time into common stock) of companies that are selling in the public market at a significant discount to their "private market value."

                  The Company has deleted the first three sentences of the second paragraph under "Principal Investment Strategies".

                  The Company does not consider defensive investments to be a principal investment technique and has intentionally left defensive investment disclosure out of the summary section. The Company will continue to have "Defensive Investments" disclosure under the "Additional Information About the Fund's Investment Objective, Investment Strategies and Related Risks" section.

         COMMENT #6(B)-PRINCIPAL INVESTMENT STRATEGIES: You requested that language in the statutory section of the prospectus include a fuller description of the investment objectives, investment strategies and related risks.

                  RESPONSE #6(B): The Company has added the following paragraph after the first paragraph of the "Additional Information About the Fund's Investment Objective, Investment Strategies and Related Risks" section:

                  The Fund's assets will be invested primarily in a broad range of readily marketable equity securities of: common stock, preferred stock, and securities that may be converted at a later time into common stock, that are selling in the public market at a significant discount to their "private market value". Private market value is the value that the Fund's Adviser believes informed investors would be willing to pay for a company. The Adviser considers factors such as price, earnings expectations, earnings and price histories, balance sheet characteristics, and perceived management skills. The Adviser also considers changes in economic and political outlooks as well as individual corporate developments. The Adviser will sell any Fund investments that lose their perceived value when compared to other investment alternatives.

                  The Company has deleted the first three sentences of the former second paragraph under the "Additional Information About the Fund's Investment Objective, Investment Strategies and Related Risks" section.

                  The Company has replaced the "Foreign Securities" technique under "Additional Information About the Fund's Investment Objective, Investment Strategies and Related Risks" section with the following disclosure:

                  o FOREIGN SECURITIES. The Fund may invest up to 25% of its total assets in the securities (common stock, preferred stock, and securities that may be converted at a later time into common stock) of non-U.S. issuers.

         COMMENT #6(C)-PRINCIPAL INVESTMENT STRATEGIES: You requested that the Fund add fuller disclosure about "Interest Rate Risk" and "Credit Risk" to the statutory section of the prospectus.

                  RESPONSE   #6(C):   The  Company  has,  as  requested,   added
                  disclosure concerning interest rate and credit risk. The revised risk disclosure entitled "Interest Rate Risk and Credit Risk" is as follows:

                  o INTEREST RATE RISK AND CREDIT RISK. Investments in preferred stock and securities convertible into or exchangeable for common or preferred stock involve interest rate risk and credit risk. When interest rates decline, the value of such securities generally rises. Conversely, when interest rates rise, the value of such securities generally declines. The magnitude of the decline will be greater for longer-term debt securities than shorter-term debt securities. It is also possible that the issuer of a security will not be able to make interest and principal payments when due. Changes in an issuer's credit rating or the market's perception of an issuer's credit worthiness may also affect the value of the Fund's investment in that issuer.

         COMMENT #7(A)-PRINCIPAL RISKS: You requested that the summary of Principal Risks be a summary that is based on and corresponds to the additional information about the Principal Risks in the statutory section of the prospectus and that it include fuller disclose regarding the Principal Risks of the Fund.

                  RESPONSE #7(A): The Company respectfully submits that, in accordance with Form N-1A, the current descriptions of the principal risks are adequate and that no additional risk information other than that discussed in this letter is necessary. In addition, the applicable disclosure is uniformly consistent in the open-end Funds in the Gabelli Fund Complex.

         COMMENT   #7(B)-PRINCIPAL  RISKS:  You  requested  that  the  Fund  add
         "Pre-Payment Risk" as another risk related to convertible and preferred securities, if applicable.

                  RESPONSE #7(B): The Company has inserted the following bullet point to the "Principal Risks" section and the "Additional Information About the Fund's Investment Objectives, Investment Strategies and Related Risks" section:

                  O PRE-PAYMENT RISK. The Fund may experience losses when an issuer exercises its right to pay principal on an obligation held by the Fund (such as a convertible security) earlier than expected. This may happen during a period of declining interest rates. Under these circumstances, the Fund may be unable to recoup all of its initial investment and will suffer from having to invest in lower yielding securities. The loss of higher yielding securities and the reinvestment at lower interest rates can reduce the Fund's income, total return, and share price.

         COMMENT #7(C)-PRINCIPAL RISKS: You have asked the Fund to confirm that derivatives are not part of a principal investment strategy of the Fund.

                  RESPONSE #7(C): The Company confirms that the Fund does not use derivatives as part of its principal investment strategy.

         COMMENT #8-PERFORMANCE: You requested that the Fund include a parenthetical phrase after the comparative index in the Average Annual Total Return table to disclose that the Index does not include fees, expenses or taxes, if applicable.

                  RESPONSE #8: The Company has added the following parenthetical after the S&P 500 Index in the Average Annual Total Returns table: "(reflects no deduction for fees, expenses or taxes)"

         COMMENT #9-MANAGEMENT: You requested that the Fund only disclose the information required by Item 5(a) and 5(b) of Form N-1A.

                  RESPONSE #9: The Company has deleted the language referring to the portfolio manager's employment with affiliates of the Fund.

         COMMENT #10(A)-TAX INFORMATION: You requested that the Fund revise the Tax Information section to reflect the specific tax information for purchasers of the Fund and make the disclosure specific to contract owners.

                  RESPONSE #10(A): The following disclosure has been added to the summary and statutory sections of the prospectus:

                  Distributions made by the Fund to an insurance company separate account, and exchanges and redemptions of Fund shares made by a separate account, ordinarily do not cause the corresponding contract owners to recognize income or gain for federal income tax purposes.

         COMMENT #10(B)-FINANCIAL INTERMEDIARIES: You have requested that the Fund include disclosure regarding Financial Intermediary Compensation in Item 8 of Form N-1A.

                  RESPONSE #10(B): The Company has intentionally omitted the required disclosure because the Fund does not compensate financial intermediaries.

         COMMENT  #11-RISKS:   You  requested  that  the  Fund  add  appropriate
         sub-captions to the disclosure required by Item 9 of Form N-1A.

                  RESPONSE #11: The Company has added the sub-captions for "Investment Objectives" and "Implementation of Investment Objectives" in the Item 9 disclosure.

         COMMENT #12-MANAGEMENT OF THE FUND: You requested that the Fund update the Regulatory Matters paragraph under Management of the Fund, if applicable.

                  RESPONSE #12: The Company has verified that the "Regulatory Matters" paragraph is up to date and therefore no additional disclosure is required.

         COMMENT #13-PRICING OF FUND SHARES: You requested that the Fund disclose the effects of fair value pricing pursuant to Item 11(a)(1) of Form N-1A, and describe how fair value pricing may cause the Net Asset Value ("NAV") to differ substantially from the NAV using closing prices of an exchange.

                  RESPONSE #13: The Company has added the following disclosure under "Pricing of Fund Shares":

                  Fair value represents a good faith approximation of the value of a security. The fair value of one or more securities may not, in retrospect, be the price at which those assets could have been sold during the period in which the particular fair values were used in determining the Fund's NAV. Investors who purchase or redeem Fund shares on days when the Fund is holding fair-valued securities may receive a greater or lesser number of shares, or higher or lower redemption proceeds, that they would have received if the Fund had not fair-valued the securities.

         COMMENT #14-PURCHASE AND REDEMPTION OF SHARES: You requested that that the Fund clarify whether restrictions placed on transfer activity that are reasonably believed to prevent harm to contract owners are uniform or discretionary, and if discretionary to add risk disclosure.

                  RESPONSE #14: The restrictions placed on transfer activity that The Guardian Life Insurance Company of America reasonably believes will prevent harm to other contract owners are uniform, and therefore we have not included additional disclosure.

         COMMENT #15(A)-PORTFOLIO HOLDINGS INFORMATION: You requested that the Fund disclose whether there are any restrictions placed on the use of information about portfolio securities, including any requirements that the information be kept confidential, and in particular whether third parties that receive portfolio holdings information have a duty not to trade based on this information, and any procedures to monitor the use of this information.

                  RESPONSE #15(A): The Company has added language concerning the duty of third parties to keep information confidential to clarify that a third party is prohibited from sharing non-public information and from trading upon non-public information.

         COMMENT #15(B)-PORTFOLIO HOLDINGS INFORMATION: You requested that the Fund disclose the identity of any third party that receives portfolio holding information from the Fund pursuant to any ongoing arrangement.

                  RESPONSE #15(B): The identity of third party service providers is disclosed in the SAI under the "Portfolio Holdings Information" section, and therefore no additional disclosure was added.

         COMMENT  #16-MANAGEMENT OF THE FUND: You requested that the Fund update
         Item 17 to conform to the new Form N-1A requirements as of May 1, 2010.

                  RESPONSE #16: This required disclosure has been added to the SAI.

         COMMENT #17-PROXY VOTING POLICIES: You have requested that the Fund attach or describe the proxy voting guidelines in detail.

                  RESPONSE #17: The proxy voting policies and procedures are attached as an exhibit to the 485(b) filing.

         COMMENT #18-PART C: You requested that the Fund renumber Part C to conform to Form N-1A.

                  RESPONSE #18: The Company has reviewed Part C and determined that the numbers conform with Form N-1A.

The Company hereby represents that, with respect to the filing of the PEA No. 18 made by the Company with the SEC and reviewed by the Staff, it acknowledges that:

         1. the Company is responsible for the adequacy and accuracy of the applicable disclosure in the filing;

         2. Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

         3. the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States.

         Should you have any questions regarding the foregoing, please do not hesitate to contact Helen A. Robichaud at PNC Global Investment Servicing, Inc., the Fund's Sub-Administrator, at 671-338-4595.

         Very truly yours,

         /s/ Bruce N. Alpert
         -------------------
         Bruce N. Alpert
         President


         cc:  Helen A. Robichaud               Arlene Lonergan
              PNC Global Investment            PNC Global Investment
              Servicing, Inc.                  Servicing, Inc.

              Peter D. Goldstein               Rose F. DiMartino
              Gabelli Funds, LLC               Willkie Farr & Gallagher LLP

              David Joire
              Willkie Farr & Gallagher LLP